BLACK MOUNTAIN CAPITAL CORPORATION

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
TO BE HELD ON JULY 16, 2007

TO:           The shareholders of Black Mountain Capital Corporation

NOTICE IS HEREBY GIVEN that the annual and special meeting of shareholders of Black Mountain Capital Corporation (the "Corporation") will be held at Suite 900 – 555 Burrard Street, Vancouver, British Columbia, Canada, on Monday, July 16, 2007, at 10:00 a.m. (Vancouver time) (the "Meeting"), for the following purposes:

1.	to receive and consider the financial statements of the Corporation for the financial year ended December 31, 2006, together with the report of the auditors thereon;

2.             to elect directors of the Corporation for the ensuing year;

3.	to appoint the auditors of the Corporation for the ensuing year and to authorize the directors to fix the remuneration to be paid to the auditors for the ensuing year;

4.
to consider and, if thought fit, to pass, with or without variation, a special resolution approving the amendment to the Corporation's articles to change the name of the Corporation from "Black Mountain Capital Corporation" to "SRJ Investment Corporation" or to such other name as determined by the directors and that is acceptable to the Yukon Registrar of Corporations and the TSX Venture Exchange;

5.
to consider and, if thought fit, to pass, with or without variation, a special resolution approving the consolidation of the issued common shares of the Corporation on the basis of one new common share for every five previously issued common shares;

6.	to consider and, if thought fit, to pass, with or without variation, an ordinary resolution ratifying and approving the Corporation's stock option plan; and

7.	to transact such other business as may properly come before the Meeting or any adjournment(s) thereof.

Accompanying this notice of meeting is the management information circular, a form of proxy and a financial statement request form.

Shareholders who are unable to attend the Meeting are requested to complete, sign, date and return the enclosed form of proxy in accordance with the instructions set out in the form of proxy and in the management information circular accompanying this notice of meeting. A proxy will not be valid unless it is deposited at the office of Computershare Investor Services Inc., Proxy Dept., 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, not less than 48 hours (excluding Saturdays and holidays) before the time fixed for the Meeting or any adjournment(s) thereof. The Chairperson of the Meeting has the discretion to accept proxies received after that time.

DATED at Vancouver, British Columbia, this 15th day of June, 2007.

BY ORDER OF THE BOARD OF DIRECTORS

/s/ "Navchand Jagpal"
Navchand Jagpal
Chief Executive Officer, Chief Financial Officer and President

If you are a non-registered shareholder of the Corporation and receive these materials through your broker or through another intermediary, please complete and return the materials in accordance with the instructions provided to you by your broker or by the other intermediary. Failure to do so may result in your shares not being eligible to be voted by proxy at the Meeting.